Exhibit 99.1

Obsidian Energy Ltd. Announces Board of Directors Appointment

CALGARY, January 3, 2018 – OBSIDIAN ENERGY LTD. (TSX/NYSE – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that Mr. Edward (Ed) H. Kernaghan has been appointed to the Obsidian Energy Board of Directors (the “Board”).

George Brookman, Obsidian Energy’s Acting Chairman of the Board commented, “We are happy to have Ed Kernaghan join our Board. Mr. Kernaghan brings broad financial and capital markets experience and represents a material ownership stake through Kernwood Limited and members of his family. Mr. Kernaghan’s addition is part of our ongoing commitment to ensure the right mix of skills and experience needed to steward our existing strategy.”

Mr. Kernaghan commented, “As a long-term shareholder, I am excited for what the future holds as Obsidian Energy executes its business plan and am eager to support and advise on Management and the Board’s current strategy. I look forward to joining the team.”

Mr. Kernaghan has over 15 years of experience in the financial services business. He held the position of Executive Vice-President at Kernaghan Securities, a firm he started along with his father, Ted Kernaghan, in 2001. He is currently a partner at Kernaghan & Partners and is President of Kernwood Limited which, together with various family members, owns over 33 million shares outstanding of the Company. Mr. Kernaghan also serves on a number of other boards of TSX listed companies. Mr. Kernaghan is a graduate of the University of Toronto with a Master of Science in Theoretical Physics, and he has a Bachelor of Science, Honors degree from Queens University.

For further information, please contact:

OBSIDIAN ENERGY: Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com